FlexFridge, Inc.

205 W. Wacker Dr. Suite 1320

Chicago, IL 60606

January 30, 2015

Via EDGAR

Paul Fischer, Attorney Advisor

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Re:	FlexFridge, Inc.
Application for Withdrawal of Registration Statement on Form 10-12(b)
Filed January 21, 2015
File No. 1-36811

Dear Mr. Fischer:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, FlexFridge, Inc.., an Illinois corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 1-36811), filed by the Company on January 21, 2015, as amended (the “Registration Statement”), in connection with the registration of the Company’s common stock, par value $0.0001 per share, under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Company reserves the right to resubmit the Registration Statement at a future date.

In the absence of this withdrawal application, pursuant to Section 12(b) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on January 21, 2015 (60 days after the initial filing of the Form 10 Registration Statement). The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date. Accordingly, the Company respectfully requests that an order granting the withdrawal of the Form 10 Registration Statement be issued by the Commission immediately.

Sincerely,

FlexFridge Inc.

By: /s/ Shaun Passley, Ph.D.
Name: Shaun Passley, Ph.D.
Title: Chief Executive Officer